 EXHIBIT 99.1

TD Bank Announces Redemption of

3.625% Non-Viability Contingent Capital Subordinated Notes

TORONTO, August 11, 2026 /CNW/ - The Toronto-Dominion Bank (“TD” or the “Bank”) announced today that it intends to exercise its right to redeem on September 15, 2026 (the “Redemption Date”) all of its outstanding US$1.5 billion 3.625% Non-Viability Contingent Capital Subordinated Notes due 2031 (the “Subordinated Notes”), at a redemption price of par, plus accrued and unpaid interest to, but excluding, the Redemption Date.

Notice will be delivered to the holders of the Subordinated Notes in accordance with the terms thereof. Interest on the Subordinated Notes will cease to accrue on and after the Redemption Date. Subordinated Notes redeemed by the Bank will be cancelled and will not be reissued.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by assets and serves 28.1 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Banking, including TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among North America's leading digital banks, with more than 13 million active mobile users in Canada and the U.S. TD had $2.1 trillion in assets on April 30, 2026. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto Stock Exchange and New York Stock Exchange.

For further information contact:

Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.Hales@td.com; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854, Gabrielle.Sukman@td.com